SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

October 16, 2001

By Fax and Mail



Corporate Finance
Canadian Venture Exchange
The Exchange Tower
2 First Canadian Place
3rd Floor
Toronto, Ontario
M5X 1J2

Dear Sirs,

Re: Altai Resources Inc. ("Altai") - Incentive Stock Options

Please be informed of the following grant of stock option:

Name	Position	No. of Option Shares	Exercise Price	Grant Date
K. Sethu Raman	Director	100,000	$0.10/Sh	October 11, 2001

This stock option will be exercisable in accordance with the terms of the 1987 and 1996 Incentive Stock Option Plans and subject to CDNX's approval of the required amendments to the two said Plans after Altai's CDNX listing on October 10, 2001. (The amendments will be forwarded to CDNX for approval after they have been approved by the Altai Board). The option price is higher than the market price of $0.90 and the average of bid and ask of Altai shares ($0.90) of October 10, 2001. Form 4K and Form 4L are submitted herewith as required.

As at October 11, 2001, the total number of issued and outstanding common shares of Altai is 22,918,554. As at October 11, 2001 and at today's date, the total outstanding stock options of Altai, including the above option grant, are 1,030,000 shares, which are 4.49% of the total outstanding and issued shares of the Company.

Per my letter of October 4, 2001 to Ms. Pamela Peti, we have agreed and confirmed with CDNX that Altai currently has 1,803,073 shares paid for and listed for stock options , out of which 930,000 have been allocated to October 4, 2001, leaving 873,073 shares for future option allocations. No additional listing fee will be required to be paid to CDNX for any stock option granted and allocated and to be granted and allocated within these said 1,803,073 common shares.

Out of the 1,803,073 listed shares for option purpose, Altai has currently (as at October 16, 2001) 1,030,000 outstanding option shares of which 640,000 are granted as insider option shares. 773,073 listed shares are left and reserved for future stock options allocation.

Yours sincerely,

ALTAI RESOURCES INC.



Maria Au
Secretary-Treasurer

Encls.

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
United States Securities & Exchange Commission
- Attn: Office of International Corporate Finance

ATCDN240.Op/11016/ma